INDIANA MICHIGAN POWER COMPANY
                             RIVER TRANSPORTATION DIVISION
                           QUARTERLY REPORT PER REQUIREMENTS
                        OF HOLDING COMPANY ACT RELEASE NO. 24039
                   BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997


                                    CONTENTS

                                                            Page

Summary of Billings                                           1

Rate of Return on Investment                                  2

Annual Tonnage and Equipment Usage                            3

                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997
                                               October 1997                November 1997                December 1997
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  192,232   $2.90      $558   205,272    $2.91      $598   213,202    $2.92      $623

    Amos Plant . . . . . . . . . . . .  100,580   $1.04       104    43,351    $0.99        43   131,267    $1.05       138

      Total. . . . . . . . . . . . . .  292,812              $662   248,623               $641   344,469               $761

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  315,637   $1.79      $564   433,980    $1.67      $723   274,128    $1.70      $466

    Kanawha River Plant. . . . . . . .    6,036   $0.54         3    86,991    $0.62        54    72,574    $0.64        46

      Total. . . . . . . . . . . . . .  321,673              $567   520,971               $777   346,702               $512

  Ohio Valley Electric Company . . . .     -        -          -     21,541    $0.93      $ 20      -         -          -

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  216,272   $2.75      $595   160,256    $2.42      $387   196,471    $2.37      $466

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  702,057   $1.81    $1,271   966,799    $1.81    $1,750 1,081,141    $1.87    $2,022

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .  134,146   $0.69      $ 92   116,677    $0.88      $103    86,242    $0.74      $ 64
    Repair Services. . . . . . . . . .     -        -          -       -         -           7      -         -          -
    Muskingum River Plant. . . . . . .    9,042   $1.41        13     9,976    $1.41        14     9,057    $1.52        14

      Total. . . . . . . . . . . . . .  143,188              $105   126,653               $124    95,299               $ 78

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES
  Buckeye Power Company
    Cardinal Plant (Unit 2 and 3). . .   69,070   $1.74      $120   159,135    $1.46      $232    87,383    $1.57      $137

  Other Coal . . . . . . . . . . . . .  181,151   $1.79      $325   126,476    $1.82      $230   157,475    $1.60      $252

  Other. . . . . . . . . . . . . . . .  301,646              $256   175,256               $170   132,800               $112


Note: The above amounts include demurrage charges.

                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                       RATE OF RETURN ON INVESTMENT



                                                     AFTER-TAX
               @12/31/97    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  847,164 a   42.83%     7.37% c        3.15%

Preferred Stock    77,880      3.94%     6.30% c        0.25%

Common Stock    1,052,889 b   53.23%    12.00% d        6.39%

Total          $1,977,933    100.00%                    9.79%*



a) Long-term debt is net of unamortized debt expense and the unamortized loss on reacquired debt and excludes the liability for spent nuclear fuel disposal costs.

b) Common equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.

c) Embedded cost at 12/31/97.

d) The rate ordered by the IURC in I&M's 1993 retail rate proceeding.

* Rate will be applied for billing purposes to the twelve months period commencing April 1, 1998.

                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                ANNUAL TONNAGE AND EQUIPMENT USAGE
          FOR THE TWELVE MONTHS ENDING DECEMBER 31, 1997


                                  Ton

ANNUAL TONNAGE

   Affiliated                  20,210,952
   Unaffiliated             4,924,550

     Total                 25,135,502



EQUIPMENT USAGE

                            Adjusted
                            Ton Miles

   Affiliated               6,681,479,990
   Unaffiliated         1,863,641,998

     Total                  8,545,121,988